As filed with the Securities and Exchange Commission on May 23, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.

(Name of Subject Company (Issuer))

ACTIVCARD S.A.

(Name of Person(s) Filing Statement)

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE

AND

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314

AMERICAN DEPOSITARY SHARES, CUSIP 00505N109

(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS

CHIEF EXECUTIVE OFFICER

ACTIVCARD S.A.

6623 Dumbarton Circle

Fremont, California 94555

Telephone: (510) 574-0100

Facsimile: (510) 574-0135

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing persons)

Copy to:

STEPHEN C. FERRUOLO

HELLER EHRMAN WHITE & MCAULIFFE LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

ITEM 1.    SUBJECT COMPANY INFORMATION

The name of the subject company is ActivCard S.A., a company organized as a société anonyme, under the laws of the Republic of France. The address of the registered office of ActivCard S.A. is 24-28, avenue du Genéral de Gaulle, 92156 Suresnes, France, telephone 011-33-142-04-8400. The principal offices of ActivCard S.A. are located at 6623 Dumbarton Circle, Fremont, California, 94555, U.S.A., telephone (510) 574-0100. The titles of the classes of equity securities to which this tender offer relates are the common shares, par value Euro 1.00 per share, of ActivCard S.A (the “ActivCard S.A. shares”) and the American Depositary Shares of ActivCard S.A. (the “ActivCard ADS”). The ActivCard S.A. Shares and ActivCard ADS are sometimes referred to collectively in this Schedule 14D-9 as the “ActivCard S.A. securities”). As of April 30, 2003, there were a total of 42,033,301 common shares of ActivCard S.A., par value Euro 1.00 per share, issued and outstanding, of which approximately 862,000 were held as American depositary shares, represented by American depositary receipts.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)	The name of the filing person is ActivCard S.A., a company organized as a société anonyme, under the laws of the Republic of France. The address of the registered office of ActivCard S.A. is 24-28, avenue du Genéral de Gaulle, 92156 Suresnes, France, telephone 011-33-142-04-8400. The principal offices of ActivCard S.A. are located at 6623 Dumbarton Circle, Fremont, California, 94555, U.S.A., telephone (510) 574-0100. The filing person is the subject company.

(b)	ActivCard Corp. was formed in August 2002 for the purpose of effecting a change in the domicile of the listed company of the ActivCard group of companies from the Republic of France to the State of Delaware in the United States. The change in domicile was completed through a registered exchange offer undertaken by ActivCard Corp., which closed on February 3, 2003 with the acquisition of approximately 95% of the ActivCard S.A Securities. This Schedule 14D-9 relates to the offer (the “Exchange Offer”) of ActivCard Corp. to exchange:

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered ActivCard S.A. share; and

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered ActivCard ADS.

The principal offices of ActivCard Corp. are located at 6623 Dumbarton Circle, Fremont, California 94555, U.S.A., telephone (510) 574-0100. The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus included in the Registration Statement on Form S-4 of ActivCard Corp. filed on May 23, 2003 (the “Prospectus”), which is included as Exhibit (a)(1) to this schedule and is incorporated herein by reference.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

There are no material agreements, arrangements or understandings or any actual or potential conflict of interest between ActivCard S.A. or its affiliates, on one side, and ActivCard Corp, or its executive officers, directors or affiliates, on the other side. Prior to the commencement of the Exchange Offer, ActivCard Corp. holds approximately 95% of the outstanding ActivCard S.A. securities.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

(a)	The information set forth under the caption “Terms of the Exchange Offer—Recommendation” in the Prospectus is incorporated herein by reference.

(b)	The information set forth under the caption “The Exchange Offer—Purpose and Reasons for the Exchange Offer” in the Prospectus is incorporated herein by reference.

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(c)	To ActivCard S.A.’s knowledge, none if its executive officers, directors, affiliates or subsidiaries currently intends to tender or sell ActivCard S.A. securities that are held of record or beneficially owned by that person. See “Security Ownership of Certain Beneficial Owners and Management—ActivCard S.A.” in the Prospectus.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in the sections of the Prospectus entitled “Terms of the Exchange Offer—Information agent, exchange agents and depositaries” and “—Fees and expenses” is incorporated herein by reference.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the ActivCard S.A. securities have been effected during the past 60 days by ActivCard S.A. or, to the best of ActivCard S.A.’s knowledge, by an executive officer, director, affiliate or subsidiary of ActivCard S.A.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	No negotiation is being undertaken or is underway by ActivCard S.A. in response to the Exchange Offer which relates to or would result in (i) a tender offer or other acquisition of securities of ActivCard S.A. by ActivCard S.A., any subsidiary of ActivCard S.A. or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving ActivCard S.A. or any subsidiary of ActivCard S.A., (iii) a purchase, sale or transfer of a material amount of assets by ActivCard S.A. or any subsidiary of ActivCard S.A., or (iv) any material change in the present dividend policy or indebtedness or capitalization of ActivCard S.A.

(b)	There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Exchange Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.    ADDITIONAL INFORMATION

None.

ITEM 9.    EXHIBITS.

(a) (1)	Prospectus included in ActivCard Corp. Registration Statement on Form S-4 filed May 23, 2003. [Incorporated by reference from such Registration Statement]

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 23, 2003

ACTIVCARD S.A.

By:	/s/ BLAIR GEDDES
Name: Title:	Blair Geddes Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit Number

(a) (1)	Prospectus included in ActivCard Corp. Registration Statement on Form S-4 filed May 23, 2003. [Incorporated by reference from such Registration Statement]

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